UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cowen Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01

(Title of Class of Securities)

223622 101

(CUSIP Number)

David K. Boston, Esq.

Laura L. Delanoy, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223622 101

1	Name of Reporting Person RCG Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 37,252,171

	8	Shared Voting Power 0

	9	Sole Dispositive Power 37,252,171

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,252,171

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.9%

14	Type of Reporting Person OO

CUSIP No. 223622 101

1	Name of Reporting Person C4S & CO., L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 37,252,171

	8	Shared Voting Power 0

	9	Sole Dispositive Power 37,252,171

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,252,171

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.9%

14	Type of Reporting Person OO

CUSIP No. 223622 101

1	Name of Reporting Person PETER A. COHEN

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 37,252,171

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 37,252,171

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,252,171

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.9%

14	Type of Reporting Person IN

CUSIP No. 223622 101

1	Name of Reporting Person MORGAN B. STARK

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 37,252,171

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 37,252,171

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,252,171

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.9%

14	Type of Reporting Person IN

CUSIP No. 223622 101

1	Name of Reporting Person JEFFREY M. SOLOMON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 37,252,171

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 37,252,171

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,252,171

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.9%

14	Type of Reporting Person IN

CUSIP No. 223622 101

1	Name of Reporting Person THOMAS W. STRAUSS

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 37,252,171

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 37,252,171

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,252,171

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.9%

14	Type of Reporting Person IN

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D, dated May 13, 2010 (“Amendment No. 1”), amends the Schedule 13D originally filed on November 12, 2009 (the “Original 13D”) by RCG Holdings LLC, a Delaware limited liability company (“RCG”), C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), which serves as managing member of RCG, Peter A. Cohen, who serves as one of the managing members of C4S, Morgan B. Stark, who serves as one of the managing members of C4S, Jeffrey M. Solomon, who serves as one of the managing members of C4S and Thomas W. Strauss, who serves as one of the managing members of C4S. This Amendment No. 1 relates to the Class A common stock, par value $0.01 per share (the “Shares”), of Cowen Group, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 74,656,513 Shares outstanding as of May 12, 2010, which figure is based on the Issuer’s Form 10-Q filed on May 13, 2010.

A. RCG

(a) RCG is the beneficial owner for purposes of Rule 13d-3 of 37,252,171 Shares, which it owns directly.

Percentage: Approximately 49.9%.

(b) 1. Sole power to vote or direct vote: 37,252,171

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 37,252,171

4. Shared power to dispose or direct the disposition: 0

(c) RCG did not enter into any transactions in the Shares in the past 60 days.  The Reported Shares held by RCG have been allocated to the members of RCG, including Messrs. Cohen, Stark, Strauss and Solomon.

B. C4S

(a) C4S, as the managing member of RCG, may be deemed the beneficial owner for purposes of Rule 13d-3 of the 37,252,171 Shares owned by RCG.

Percentage: Approximately 49.9%.

(b) 1. Sole power to vote or direct vote: 37,252,171

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 37,252,171

4. Shared power to dispose or direct the disposition: 0

(c) C4S did not enter into any transactions in the Shares in the past 60 days.  The Reported Shares held by RCG have been allocated to the members of RCG, including Messrs. Cohen, Stark, Strauss and Solomon.

C. Messrs. Cohen, Stark, Strauss and Solomon

(a) Each of Messrs. Cohen, Stark, Strauss and Solomon, as a managing member of C4S, may be deemed the beneficial owner for purposes of Rule 13d-3 of the 37,252,171 Shares owned by RCG.

Percentage: Approximately 49.9%.

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 37,252,171

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 37,252,171

(c) None of Messrs. Cohen, Stark, Strauss or Solomon entered into any transactions in the Shares in the past 60 days.  The Reported Shares held by RCG have been allocated to the members of RCG, including Messrs. Cohen, Stark, Strauss and Solomon.

(d) Certain members of RCG other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, certain Shares of Class A Common Stock that are held by RCG and that are allocated to them in connection with their ownership interest in RCG; however, these rights are limited by certain restrictions, as described in Item 6 below.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

Under RCG’s operating agreement, a copy of which is attached hereto as Exhibit 99.3, the members of RCG, including Messrs. Cohen, Solomon, Stark and Strauss, generally will not be entitled to receive any distributions of Shares or other capital from RCG, and RCG’s managing member (C4S) has agreed in RCG’s operating agreement not to make any distributions of Shares or other capital to these members (except for, in certain circumstances, distributions of any dividends on the Shares held by RCG and tax distributions) for specified periods of time.  Following the distribution of  the Shares to the members of RCG in accordance with the lock-up provisions described below, such Shares will be freely tradeable

(subject to any applicable legal restrictions on transfers by affiliates).  These lock-up provisions may be waived by the managing member in accordance with the terms of RCG’s operating agreement.

The minimum lock-up which is applicable to certain RCG members provides that they may withdraw one-third of their capital in RCG as of the end of each calendar year beginning on December 31, 2009.  An aggregate of 1,655,726 Shares underlie the capital that these members hold in RCG as of the closing of the Transactions.  In connection with a withdrawal of capital by these members of RCG, RCG will sell Shares attributable to these members on or prior to the effectiveness of such withdrawal and will use the net proceeds of such sales to satisfy the withdrawal requests of these members in cash.

A second group of RCG members has agreed in RCG’s operating agreement to further lock-up their capital so that they may only withdraw one-third of their capital upon each of the first, second and third anniversaries of the closing of the Transactions.  An aggregate of 17,906,992 Shares underlie the capital that these members hold in RCG as of the closing of the Transactions. Upon the withdrawal of capital by these members of RCG, RCG will distribute to the members the Shares underlying the withdrawn capital.

Furthermore, certain RCG members who are also principals of RCG (some of whom are also members of RCG’s managing member and some of whom are officers of the Issuer following the closing of the Transactions), which group includes Messrs. Cohen, Solomon, Stark and Strauss, have further agreed in RCG’s operating agreement not to withdraw any of their capital from RCG (except for, in certain circumstances, distributions of any dividends on the Shares held by RCG and certain tax distributions) until the 30-month anniversary of the closing of the Transactions, at which time such members would be allowed to withdraw half of their capital in RCG.  Upon the 36-month anniversary of the closing of the Transactions, these individuals would be able to withdraw all of their remaining capital from RCG.  9,455,423 Shares, in the aggregate, underlie the capital that these members hold in RCG at the closing of the Transactions.  If, however, at any time BA Alpine Holdings, Inc. (a third party investor in RCG) and its affiliates beneficially own less than 4.9% of the then-outstanding shares of common stock of the Issuer (including Shares held by RCG that are attributable to BA Alpine Holdings, Inc.), the managing member of RCG may elect to make distributions of capital to these principals of RCG in accordance with the schedule set forth in the immediately preceding paragraph.  If RCG’s managing member elects to make such accelerated distributions, Alpine Cayman Islands Limited (an affiliate of BA Alpine Holdings, Inc.) and UniCredit Bank AG (formerly known as Bayerische Hypo- und Vereinsbank AG) (an affiliate of BA Alpine Holdings, Inc.) may cause, subject to certain exceptions, investments in certain Ramius funds and certain funds of Ramius Fund of Funds Group LLC to be reduced below certain agreed upon levels.  Upon the withdrawal of capital by these members of RCG, RCG will distribute to the members the Shares underlying the withdrawn capital.

Upon the consummation of the Transactions, 8,518,685 Shares were allocated to BA Alpine Holdings, Inc. in respect of its ownership in RCG.  Withdrawals of BA Alpine Holdings, Inc.’s capital in RCG are subject to restrictions and limitations as set forth in RCG’s operating agreement.  For a period of six months following the closing of the Transactions, BA Alpine Holdings, Inc. was not permitted to withdraw any of its capital from RCG (except for, in certain circumstances, distributions of any dividends on the Shares held by RCG) other than to the extent necessary to prevent BA Alpine Holdings, Inc. from being in violation of federal, state or foreign banking laws, including the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  Following the six-month anniversary of the closing of the Transactions, BA Alpine Holdings, Inc. is allowed to withdraw its capital from RCG to the extent that BA Alpine Holdings, Inc., together with its affiliates and permitted transferees, continue to beneficially own 50% of the aggregate number of Shares that BA Alpine Holdings, Inc. and its affiliates beneficially owned at the closing of the Transactions, including shares beneficially owned indirectly through RCG.  These restrictions terminate following the second anniversary of the closing of the Transactions or upon the occurrence of certain “Lock-Up Termination Events” as defined in the RCG operating agreement.  Upon the withdrawal of capital by BA Alpine Holdings, Inc., RCG will distribute to such member, at its election, either (i) Shares underlying the withdrawn capital (subject to certain provisions set forth in the RCG operating agreement) or (ii) cash, in which instance RCG will sell Shares attributable to such member on or prior to the effectiveness of such withdrawal and will use the net proceeds of such sales to satisfy the withdrawal request in cash.

On May 11, 2010, RCG, C4S, the Issuer, Ramius and Ramius Alternative Solutions LLC, a wholly owned subsidiary of the Issuer, entered into a Modification Agreement (the “Modification Agreement”) with  BA Alpine Holdings, Inc., HVB Alternative Advisors LLC (an affiliate of BA Alpine Holdings, Inc.), Alpine Cayman Islands Limited, UniCredit Bank AG and CEAKSCH Verwaltungs G.m.b.H. (an affiliate of BA Alpine Holdings, Inc.).  Pursuant to Article Four of the Modification Agreement, RCG’s operating agreement was amended to remove all remaining contractual limitations described above on transfers, distributions and withdrawals of BA Alpine Holdings, Inc.’s capital in RCG.

References to and descriptions of (i) RCG’s operating agreement, as amended by Article Four of the Modification Agreement, and (ii) Article Four of the Modification Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of the operating agreement and Article Four of the Modification Agreement, copies of which are attached hereto as Exhibits 99.3 and 99.4, respectively.

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference.  Except as set forth in response to other Items of this Schedule 13D and this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

On November 12, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following at the end thereof:

99.4                           Modification Agreement (solely with respect to Article Four thereof), dated as of May 11, 2010, by and among RCG Holdings LLC, C4S & Co., L.L.C., Cowen Group, Inc., Ramius LLC, Ramius Alternative Solutions LLC (formerly known as Ramius Fund of Funds Group LLC), BA Alpine Holdings, Inc., Alpine Cayman Islands Limited, UniCredit Bank AG (formerly known as Bayerische Hypo- und Vereinsbank AG), HVB Alternative Advisors LLC and CEAKSCH Verwaltungs G.m.b.H. (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed by Cowen Group, Inc. on May 13, 2010).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2010

RCG HOLDINGS LLC

By:	C4S & Co., L.L.C.,
as managing member

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON

/s/ Peter A. Cohen
PETER A. COHEN

/s/ Morgan B. Stark
MORGAN B. STARK

/s/ Thomas W. Strauss
THOMAS W. STRAUSS